United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 1, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

September 1-30, 2019

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	September 10, 2019
Additional listing	September 13, 2019
PDMR transactions in company shares	September 13, 2019
Total Voting Rights	October 1, 2019

September 10, 2019
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel & Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Application to contribute £150 per calendar month to acquire Ordinary Shares pursuant to the Coca-Cola European Partners plc UK Share Plan (the “UK Share Plan”)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	0.00

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.00 Ordinary Shares Aggregated Price: USD $0.00 per share
e)	Date of the transaction	2019-09-06
f)	Place of the transaction	New York Stock Exchange (XNYS)

September 13, 2019
Coca-Cola European Partners plc (the “Company”)
Additional Listing
Application has been made to the UK Listing Authority (“UKLA”) and the London Stock Exchange (“LSE”) for a block listing of 17,420,949 ordinary shares of €0.01 each in the Company (the “Shares”) to be admitted to the UKLA Official List and to trading on the Main Market of the LSE. Shares from this application will be issued pursuant to: (i) the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan; (ii) the Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan; and (iii) the Coca-Cola European Partners plc Long-Term Incentive Plan 2016
The Shares will rank pari passu with the existing shares of the Company.
Admission of the Shares is expected on 17 September 2019.

September 13, 2019
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1.	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.1042670 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $54.9300	3.329600
		USD $0.00	2.774667

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 6.1042670 Ordinary Shares Aggregated Price: USD $29.961817 per share
e)	Date of the transaction	2019-09-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.1042670 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $54.9300	3.329600
		USD $0.00	2.774667

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 6.1042670 Ordinary Shares Aggregated Price: USD $29.961817 per share
e)	Date of the transaction	2019-09-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Peter Brickley
2.	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Application to contribute £150 per calendar month to acquire Ordinary Shares pursuant to the Coca-Cola European Partners plc UK Share Plan (the “UK Share Plan”)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	0.00

Aggregated Volume: 0.00 Ordinary Shares Aggregated Price: USD $0.00 per share
e)	Date of the transaction	2019-09-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Application to contribute £150 per calendar month to acquire Ordinary Shares pursuant to the Coca-Cola European Partners plc UK Share Plan (the “UK Share Plan”)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	0.00

Aggregated Volume: 0.00 Ordinary Shares Aggregated Price: USD $0.00 per share
e)	Date of the transaction	2019-09-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Application to contribute £150 per calendar month to acquire Ordinary Shares pursuant to the Coca-Cola European Partners plc UK Share Plan (the “UK Share Plan”)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	0.00

Aggregated Volume: 0.00 Ordinary Shares Aggregated Price: USD $0.00 per share
e)	Date of the transaction	2019-09-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Application to contribute £150 per calendar month to acquire Ordinary Shares pursuant to the Coca-Cola European Partners plc UK Share Plan (the “UK Share Plan”)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	0.00

Aggregated Volume: 0.00 Ordinary Shares Aggregated Price: USD $0.00 per share
e)	Date of the transaction	2019-09-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Nick Wall
2.	Reason for notification
a)	Position / status	Chief Human Resources Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Application to contribute £150 per calendar month to acquire Ordinary Shares pursuant to the Coca-Cola European Partners plc UK Share Plan (the “UK Share Plan”)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	0.00

Aggregated Volume: 0.00 Ordinary Shares Aggregated Price: USD $0.00 per share
e)	Date of the transaction	2019-09-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

October 1, 2019

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 30 September 2019, Coca-Cola European Partners plc had 460,174,207 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 460,174,207 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola European Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 1, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary